SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        INTERLINK COMPUTER SCIENCES, INC.
             (Exact name of Registrant as specified in its charter)


               Delaware                                  94-2990567
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                             47370 Fremont Boulevard
                            Fremont, California 94538
               (Address of principal executive offices) (Zip Code)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED

            NONE                                          NONE

IF THIS FORM RELATES TO THE  REGISTRATION  OF A CLASS OF SECURITIES  PURSUANT TO
SECTION 12(B) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(C)(1), CHECK THE FOLLOWING BOX. [_]

IF THIS FORM RELATES TO THE  REGISTRATION  OF A CLASS OF SECURITIES  PURSUANT TO
SECTION 12(G) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(D), CHECK THE FOLLOWING BOX. [X]

SECURITIES  ACT  REGISTRATION  STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
NOT APPLICABLE.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                         PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered.

         On February 18, 1998 pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between Interlink Computer Sciences, Inc. (the "Company") and BANKBOSTON, N.A., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $0.001 par value per share ("Common Shares"), of the Company. The dividend is payable on March 9, 1998 (the "Record Date") to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $30.00 (the "Purchase Price"), subject to adjustment.

         The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days following the first date of a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the "Shares Acquisition Date") or (ii) ten business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. The earlier of such dates is referred to as the "Distribution Date." A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the outstanding Common Shares is referred to as an "Acquiring Person."

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) February 25, 2008 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares

         Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a "Triggering Event"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

         Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

         At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

         At any time on or prior to the close of business on the earlier of (i) the tenth (10) day following the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. The Company's ability to redeem is limited if a majority of the Company's board of directors is elected by written consent until (i) 180 days following such election, or (ii) the Company's annual meeting of shareholders following such election.

Adjustments to Prevent Dilution

         The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

         No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

         The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended by the Board in order to (i) cure any ambiguity, (ii) cure any defect or inconsistency, (iii) shorten or lengthen any time period under the Rights Agreement, or (iv) make changes which the Company may deem necessary and desirable which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no amendment to adjust the time period governing redemption under clause (iii) shall be made at such time as the Rights are not redeemable. The Company's ability to supplement or amend the Rights Agreement is limited if a majority of the Company's board of directors is elected by written consent until (i) 180 days following such election, or (ii) the Company's annual meeting of shareholders following such election.

Rights and Preferences of the Series A Preferred

         Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

         The Rights approved by the Company's Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Company's Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights dividend has been declared by the Company's Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Company's Board of Directors.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.           Exhibits.

                  1. Preferred Shares Rights Agreement, dated as of February 25, 1998 between Interlink Computer
                           Sciences, Inc. and BANKBOSTON, N.A., a national banking association, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

                  2.*      Restated Certificate of Incorporation of the Company.

                  3.*      Bylaws of the Company, as amended to date.

--------------------------------------------------------------------------------


                  * Incorporated by reference from the Company's Registration Statement on Form S-1, as amended (File No. 333-05243) which became effective on August 15, 1996.



                  [Remainder of Page Left Intentionally Blank]

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            INTERLINK COMPUTER SCIENCES, INC.


Date: February 25, 1998
                                            By: /s/ James A. Barth
                                               ----------------------------
                                                  James A. Barth
                                                  Chief Financial Officer

                                  EXHIBIT INDEX


      Exhibit
        No.                               Exhibit
      -------                             -------


         1. Preferred Shares Rights Agreement, dated as of February 25, 1998 between Interlink Computer Sciences, Inc. and BANKBOSTON, N.A., a national banking association, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.


         2.*      Restated Certificate of Incorporation of the Company.


         3.*      Bylaws of the Company, as amended to date.


--------------------------------------------------------------------------------


         * Incorporation by reference from the Company's Registration Statement on Form S-1, as amended (File No. 333-05243) which became effective on August 15, 1996.